SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

QIWI PLC

(Name of Subject Company)

QIWI PLC

(Name of Person(s) Filing Statement)

Class B ordinary shares, having a nominal value EUR 0.0005 per share

American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR
0.0005 per share

(Title of Class of Securities)

74735M108

(CUSIP Number of Class of Securities)

Andrey Protopopov

+ 357 2265-3390

Kennedy 12, Kennedy Business Centre, 2nd floor

P.C. 1087, Nicosia, Cyprus

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Pranav Trivedi, Esq.

Denis Klimentchenko, Esq.
Skadden, Arps, Slate, Meagher & Flom
(UK) LLP
40 Bank Street
Canary Wharf
London, E14 5DS
44.20.7519.7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by QIWI PLC, a company incorporated under the laws of Cyprus (“QIWI” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 2, 2022, relating to the tender offer by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), wholly owned by Mr. Sergey Solonin, the controlling shareholder and chairman of the board of directors of the Company (the “Board”), to the shareholders of the Company to tender up to 10,000,000 of the Company’s Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs), for purchase by the Offeror in cash at a price of $2.50 per Class B Ordinary Share (including Class B Ordinary Shares represented by ADSs), less any applicable withholding taxes and without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 3. Past Contacts, Transactions, Negotiations, and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following disclosure replaces the third paragraph in the “Ownership Interests of Sergey Solonin” section:

While the ADSs are also listed for trading on the Moscow Exchange (the “MOEX”), trading by non-Russian investors on MOEX has been significantly restricted. Since February 28, 2022, the Central Bank of Russia (the “CBR”) has temporarily prohibited brokers in Russia from executing transactions for the sale of securities on behalf of non-Russian residents. The same day, MOEX suspended trading in all equity securities (including Class B Ordinary Shares represented by ADSs). Trading in the Company’s ADSs on MOEX resumed on March 29, 2022, but only if such trading is carried out by Russian nationals. Further, in the beginning of March 2022 the international settlement system Euroclear suspended interactions with the Russian National Settlement Depositary, making it impossible for trades to settle between investors that acquired the Company’s ADSs on Nasdaq and investors on MOEX.

As described by the Offeror in the section of the Offer to Purchase titled “THE OFFER —3.

Procedures for Tendering Shares”, the Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) must be delivered to the Pacific Stock Transfer Company (the “Offer Depositary”) in order to constitute a valid tender under the Offer. As a result of the European Union’s sanctions on the National Securities Depositary of Russia and the lack of cooperation between Euroclear and the Russian National Settlement Depositary, at present time, any Class B Ordinary Shares or ADSs purchased by the Offeror in the Offer cannot be transferred by the Offeror or Mr. Solonin from their accounts outside of Russia, including the Offer Depositary, into the Russian securities depository for resale on MOEX. As described above, this lack of cooperation between Euroclear and the Russian National Settlement Depositary has affected the ability of Class B Ordinary Shares and ADSs to be transferred from accounts outside of Russia into the Russian National Settlement Depositary for sale on MOEX since the beginning of March 2022.

The trading of Class B Ordinary Shares that have been purchased and remain within the MOEX settlement system (i.e., are stored in the Russian National Settlement Depositary) has not been affected by these transferability issues. The prices reflecting such trading on MOEX are presented elsewhere in this Schedule 14D-9, including in the Liquidity and Trading Volume section of the Reasons for the Board’s Position section of Item 4 below.

The ability of Mr. Solonin to sell on MOEX the Class B Ordinary Shares purchased by him in the Offer is the same as the ability of any other shareholder to sell on MOEX Class B Ordinary Shares purchased and held by such shareholder in a settlement system outside of MOEX.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

QIWI PLC

By:	/s/ Alexey Mashchenkov
Name:	Alexey Mashchenkov
Title:	Chief Financial Officer

Dated: August 15, 2022

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